06011956

RECEIVED

2006 MAR 28 A 11:33

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Registration No. 4154

82-4154

Komu *Attention*	***Securities and Exchange Commission, Division of Corporate Finance, 450 fifth Street, N.W. - Washington D. C. 20549***	tel.: fax:	 0012029429525
Od *From*	**KOMERČNÍ BANKA, a. s.** **P.O. BOX 839** **114 07 PRAHA 1**	tel.: fax:	+420222432005 +420224229483
Kopie *cc*			

SUPPL

Datum *Date*	14. 3. 2006		
Stran *Pages*	**2 (including this page)**		
	Telefonní kontakt pro případ nedošlých stránek *In case of missing pages please call*	tel.:	+420222432005

Věc
Subject

Dislosure duty – purchasing receivable in Belgium

Dear Sirs,

Pursuant to Act 256/2004 Coll. subsection 120(4) and Rules of Prague Stock Exchange part III annex Harmonogram subsection E(c) and E(g) find following information.

Yours Sincerely,

Sylva Floríková
Head of Compliance

PROCESSED
MAR 28 2006
THOMSON FINANCIAL

Jestliže tento dokument není určen pro Vás, prosíme o jeho zničení, udržte jej v tajnosti a informujte odesílatele. Děkujeme.
If this document does not concern you, destroy it promptly, please keep its content confidential and inform the sender. Thank you.

dlw 3/28

Prague, 14 March 2006

Headline: Komercni banka purchased high credit-quality receivable in Belgium

Komercni banka (KB), via its subsidiary located in Belgium has purchased a long-term amortizing portfolio of receivables owed by the European Commission. The volume of the transaction is EUR 140 million. This transaction improves the diversification of KB's portfolio of low-risk financial assets and achieves an appealing return for this class of credit.

Due to its long-term nature of 26 years the transaction will be refinanced by means of both loan and share capital funding provided to KB's Belgian subsidiary by KB. Share capital will amount to approximately EUR 100 million. The capital increase will be completed by mid 2006.

KB established its 99,99% Belgian subsidiary named Bastion European Investments SA with registered capital of EUR 62,000 in December 2005.

RECEIVED

2006 MAR 28 A 11:33

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Registration No. 4154

Komu *Attention*	***Securities and Exchange Commission, Division of Corporate Finance, 450 fifth Street, N.W. - Washington D. C. 20549***	tel.: fax:	0012029429525
Od *From*	**KOMERČNÍ BANKA, a. s.** **P.O. BOX 839** **114 07 PRAHA 1**	tel.: fax:	+420222432005 +420224229483
Kopie *cc*			

Datum *Date*	14. 3. 2006		
Stran *Pages*	**3 (including this page)**		
	Telefonní kontakt pro případ nedošlých stránek *In case of missing pages please call*	tel.:	+420222432005

Věc
Subject

Dislosure duty – unabridged audited financial statements 2005

Dear Sirs,

Pursuant to Act 256/2004 Coll. subsection 120(4) and Rules of Prague Stock Exchange part III subsection 8(8)(d) information concerning financial statements.

Yours Sincerely,

Floríková

Sylva Floríková
Head of Compliance

Jestliže tento dokument není určen pro Vás, prosíme o jeho zničení, udržte jej v tajnosti a informujte odesílatele. Děkujeme.
If this document does not concern you, destroy it promptly, please keep its content confidential and inform the sender. Thank you.

Pursuant to Act 256/2004 (Czech) Coll. subsection 120(4) and Rules of Prague Stock Exchange part III subsection 8(8)(d) Komercni banka, a.s. discloses unabridged financial statements as at 31 December 2005:

Unabridged consolidated and unconsolidated audited financial statements will be made publicly available from 14:00 Prague time (1:00 pm UTC/GMT (Univerzal Time Coordinated/Greenwich Mean Time)) 14 March 2006 at the Web site of Komercni banka, a.s.: http://www.kb.cz/en

Extract from unconsolidated financial statements has been published 28 February 2006.

Extract from consolidated financial statements follows:

CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS FOR THE YEAR ENDED 31 DECEMBER 2005

Consolidated Profit and Loss Statement

	Year ended 31 December 2005 CZKm	Year ended 31 December 2004 CZKm
Interest income	21,212	20,582
Interest expense	(6,552)	(7,318)
Net interest income	**14,660**	13,264
Net fees and commissions	8,736	8,936
Net profit/(loss) on financial operations	1,238	1,414
Dividends and other income	(115)	138
Net banking income	**24,519**	23,752
Personnel expenses	(5,032)	(5,171)
General administrative expenses	(5,320)	(5,480)
Depreciation, impairment and disposal of fixed assets	(1,801)	(1,824)
Total operating expenses	**(12,153)**	(12,475)
Profit/(loss) attributable to exclusion of companies from consolidation	95	610
Income from share of associated undertakings	106	13
Profit before provision for loan and investment losses, other risk and income taxes	**12,567**	11,900
Provision for loan losses	(797)	1,542
Provisions for impairment of securities	(196)	(85)
Provisions for other risk expenses	523	(111)
Cost of risk	**(470)**	1,346
Profit or loss on unconsolidated equity investments	14	(15)
Share of profit of pension scheme beneficiaries	(546)	(373)
Profit/(loss) before income taxes	**11,565**	12,858
Income taxes	(2,654)	(3,920)
Net profit/(loss)	**8,911**	8,938
Profit attributable to the Bank's equity holders	8,960	8,960
Minority profit/(loss)	(49)	(22)
Earnings/(loss) per share (in CZK)	**234.44**	**235.15**

Consolidated Balance Sheet

	31 December 2005 CZKm	31 December 2004 CZKm
Assets		
Cash and current balances with central banks	9,328	10,135
Amounts due from banks	246,785	233,736
Financial assets at fair value through profit or loss	7,593	9,673
Positive fair value of financial derivative transactions	11,240	11,339
Loans and advances to customers, net	189,212	158,085
Securities available for sale	30,208	32,074
Investments held to maturity	3,438	2,335
Prepayments, accrued income and other assets	3,402	2,671
Income taxes receivable	618	1
Deferred tax asset	1,078	462
Assets held for sale	826	0
Investment property	239	250
Intangible fixed assets, net	2,317	2,280
Tangible fixed assets, net	7,627	9,772
Investments in associates and unconsolidated subsidiaries	1,023	598
Total assets	**514,934**	473,411
Liabilities		
Amounts due to banks	32,824	20,547
Amounts due to customers	388,431	373,371
Negative fair value of financial derivative transactions	4,317	4,700
Securities issued	22,672	9,255
Accruals and other liabilities	10,312	8,192
Provisions	3,488	11,093
Income taxes payable	5	368
Deferred tax liability	1,558	1,071
Total liabilities	**463,607**	428,597
Shareholders' equity		
Share capital	19,005	19,005
Share premium and reserves	32,298	25,736
Minority equity	24	73
Total shareholders' equity	**51,327**	44,814
Total liabilities and shareholders' equity	**514,934**	473,411